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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                            For the month of May 2006




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No             X
                   -----------                        -----------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)




Date: May 16, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                           Name:  Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance


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                               (BANCOLOMBIA LOGO)

                   DECISION OF ARBITRAL TRIBUNAL INITIATED BY
                          GILINSKI AGAINST BANCOLOMBIA

MEDELLIN, COLOMBIA. MAY 16, 2006.


Bancolombia S.A. ("Bancolombia") hereby informs that today an award was issued by the Arbitration Tribunal in charge of hearing the proceedings filed by Messrs. Jaime Gilinski and Isaac Gilinski together with certain foreign companies against Bancolombia, its board of directors of 1997, its President Jorge Londono Saldarriaga and its Financial Vice-President Jaime Velasquez Botero, resolving the dispute relating to the acquisition of the former Banco de Colombia S.A. by Banco Industrial Colombiano S.A. ("BIC") and the subsequent merger of these two entities.

The plaintiffs' main claim sought a declaration nullifying the acquisition by BIC of a majority stake in Banco de Colombia. The petition also contained other secondary causes of action, seeking in total approximately US$ 675 million.

The Arbitration Tribunal composed by Messrs. Jose Alejandro Bonivento Fernandez, Cesar Hoyos Salazar and Jorge Santos Ballesteros ruled in favor of Bancolombia on the majority of the claims.

However, the Tribunal ruled that Bancolombia should pay Ps 40,570 million to the plaintiffs with respect to their allegations of insufficient capitalization compensated with external borrowings.

The Arbitration Tribunal denied all the plaintiffs' claims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs.

In addition, the Arbitration Tribunal held that plaintiffs had failed to prove that Bancolombia and its senior managers committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any moral damages in favor of the plaintiffs.

Bancolombia is currently studying this ruling together with its attorneys, in order to analyze the need to request further clarifications and, if necessary, file an appeal.

On the other hand, Mr. Jaime Gilinski filed an action for the cancellation of the separate award issued by the Arbitration Tribunal and published on March 30, 2006 with respect to a proceeding filed by Bancolombia against him, which ordered him to pay Bancolombia Ps 63,500 million. That appeal is pending before the Superior Tribunal of Bogota.







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Contacts
Sergio Restrepo         Jaime A. Velasquez      Mauricio Botero
Executive VP            Financial VP            IR Manager
Tel.:(574)5108668       Tel.:(574)5108666       Tel.:(574)5108866